5151 Corporate Drive Troy, Michigan 48098-2639 Phone: (248) 312-2000
Confidential Treatment Requested
By Flagstar Bancorp, Inc.: FB-0103
January 9, 2008
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Re:	Flagstar Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed May 8, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2007 Filed November 8, 2007
File No. 001-16577
Dear Mr. Cline:
     We are writing in response to your letter, dated December 20, 2007 (the ”Comment Letter”), regarding the Form 10-K for the fiscal year ended December 31, 2006 filed by Flagstar Bancorp, Inc. (the “Company”) on March 1, 2007, the Form 10-Q for the quarterly period ended March 31, 2007 filed by the Company on May 8, 2007, and the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company on November 8, 2007.
     Our responses to the Comment Letter are set forth below and preceded by a reproduction of each of the respective comments therein.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, to all of Appendix A (Request Number 1), Appendix B (Request Number 2) and Appendix C (Request Number 3). The omitted portions are indicated with [***].
Form 10-K for the Annual Period Ended December 31, 2006
Financial Statements
Consolidated Statement of Cash Flows, page 62
Comment No. 1:	We note your response to comment 5 from our October 29, 2007 letter. We have the following comments on the loans available for sale activity schedule reconciliation to the statement of cash flows.
a.	We note that you have made a number of revisions to your statement of cash flows in response to prior comments. Please provide us your

Mr. Paul Cline Securities and Exchange Commission	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
January 9, 2008

complete revised statement of cash flows that you will present in your amended December 31, 2006 10-K.

b.	Please tell us what the “non-cash reclass of payments” line item in the reconciliation represents and where the amount is presented in the statement of cash flows.

c.	Please tell us what the “non-cash reclass of proceeds” line item represents. We note that the amounts reported agree to the “mortgage loans held for investment transferred to available for sale” line item in the supplemental disclosures in your statement of cash flows; however, we do not understand why it does considering the “non-cash reclass of proceeds” line item appears to represent the receipt of cash while the “mortgage loans held for investment transferred to available for sale” line item appears to represent a non-cash event.

d.	If the “mortgage loans held for investment transferred to available for sale” line item represents the receipt of cash from sales of loans classified as held for sale that were originated as loans held for investment, please revise the line item description in the supplemental disclosures in your statement of cash flows to more accurately describe this activity.

e.	Please tell us where the amounts presented as “mortgage loans available for sale transferred to held for investment” in the supplemental disclosures in your statement of cash flows are presented in cash flow statement column. We note that this amount appears to be presented in the “loans transferred from (to) various loan portfolios, net” line item in the asset rollforward column in the reconciliation.
Response No. 1:
1(a)- We have prepared a revised version of the Cash Flow Statements for each of the years ended December 31, 2006, 2005 and 2004, which are attached and labeled Appendix A.

1(b)- We have revised the Cash Flow Statement and the reconciliation worksheet to present principal repayments within the lines labeled “Origination and repurchase of mortgage loans available for sale, net of principal repayments” and “Origination of portfolio loans, net of principal repayments,” respectively. See Appendix A and B.

Mr. Paul Cline Securities and Exchange Commission January 9, 2008	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103

1(c)- We agree with the Staff’s comment regarding the presentation of “non-cash reclass of proceeds,” and we have revised the Supplemental Disclosure of Cash Flow Information description and the reconciliation worksheet to describe the contents of those line items more accurately. The line item will now read, “Proceeds from the sale of mortgage loans originated for portfolio and then transferred to available for sale”, as this line contains the proceeds of the loans that were transferred from portfolio to available for sale and then were immediately sold.

1(d)- We revised the line items to more accurately describe the contents of those line items. The description will now read, “Proceeds from the sale of mortgage loans originated for portfolio and then transferred to available for sale” in both the Supplemental Disclosure of Cash Flow Information and the reconciliation worksheet.

1(e)- We revised the rollforward reconciliation to properly present the reclass of proceeds of loans originated for portfolio and then transferred to available for sale and the transfer of loans originated for available for sale and then transferred to portfolio loans. See Appendix B.
Note 26 – Derivative Financial Instruments, page 90
Comment No. 2:	We note your SAB 99 materiality analysis in which you combine the effects of the two errors you have identified.
a.	We believe you must evaluate each error individually, irrespective of its effect when combined with other errors. Therefore, please assess the materiality if each of your errors individually. If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis for each error individually.

b.	Please update your SAB 99 materiality analysis to include the effect of each error on estimated annual income for 2007.

c.	It appears that your quantitative analysis is using the “rollover” approach. Please revise your SAB 99 material analysis to also quantify the error using the iron curtain approach. Refer to SAB 108.
Response No. 2:
2(a)- We agree with the Staff’s comment concerning the evaluation of errors on an individual basis; however, we combined our assessment in our previous response in order to demonstrate that the entirety of the errors related to these cash flow hedge transactions was not material to a reasonable investor. We believe that had we determined that the errors were material we would have restated our financial statements for each

Mr. Paul Cline Securities and Exchange Commission January 9, 2008	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103

error. In other words, had we deemed either error individually material, we would have restated for both. Likewise, had we deemed the errors together were material, we would have restated for both. See Appendix C for our analysis of materiality for each error individually.

2(b)- See Appendix C for an updated analysis of materiality on estimated 2007 results.

2(c)- In accordance with SAB 108, we have added information to our quantitative analysis utilizing the iron curtain approach in addition to the rollover approach. See Appendix C. Please note that this additional analysis did not alter our original conclusion as to the absence of materiality.
Form 10-Q for the Quarterly Period Ended September 30, 2007
Management Discussion and Analysis
Loan Fees and Charges, page 23
Comment No. 3:	We note that loan fees and charges income decreased significantly during the quarter ended September 30, 2007 due to continued enhancements in your SFAS 91 processes.
a.	Please revise future filings to disclose the facts and circumstances related to your enhancements which caused this reduction in loan fees and charges income.

b.	Please revise future filings to quantify the effect of your enhancements in your SFAS 91 processes for the periods presented.

c.	Please tell us if you believe this represented a correction of an error. If so, please provide us your SAB 99 materiality analysis.
Response No. 3:
3(a)- In future filings we will disclose the facts and circumstances related to our enhancements to our SFAS 91 processes and changes in our business that caused the overall reduction in loan fees and charges income.

3(b)- In future filings we will quantify the effects of the enhancements in our SFAS 91 processes for the periods presented, as appropriate.

3(c)- We do not believe that the enhancements to our SFAS 91 processes gave rise to corrections of errors, within the meaning of accounting pronouncements, and we will revise page 23 of our September 30, 2007 Form 10-Q management’s discussion and analysis disclosure as appropriate to avoid creating that impression. We will also revise the financial statement caption to emphasize that the loan fees and charges are a net amount.

Mr. Paul Cline Securities and Exchange Commission January 9, 2008	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103

Our SFAS 91 process enhancements have allowed us to improve our ability to track fees and costs on a per loan basis rather than an aggregate basis. We believe the overall fees realized and costs incurred in originating these loans would have remained the same regardless of the SFAS 91 process. However, the process reduces our turnaround time for internal reporting, facilitates our internal profitability analyses and improves our internal control processes.

Our enhanced process, which replaced a cumbersome and time-consuming manual process, also allows us to apply SFAS 91 to additional loan categories that have historically had an immaterial impact on our financial operations. It also allows us to more readily identify those occasional instances in which costs are incurred without any offsetting revenue being realized, and assess the appropriate financial statement presentation. In this type of scenario, for example, we would most likely reclassify the unreimbursed costs to a non-interest expense category rather than leaving such costs in the non-interest income category on a going forward basis. Of course, that particular cost would still be included within our overall SFAS 91 process.

In summary, we believe that our application of SFAS 91 is and has been appropriate to our business over the years. Further, we believe that the enhancements to our systems and processes over the last several years are basically complete and will continue to produce reliable and accurate information.

Mr. Paul Cline Securities and Exchange Commission January 9, 2008	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103

* * * * * *
     Flagstar Bancorp hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the forgoing is responsive to your comments. If you have any questions or require further information, please contact the undersigned at (248) 312-5580 or Joel D. Murray, the Company’s Chief Accounting Officer, at (248) 312-6805.

Sincerely, FLAGSTAR BANCORP, INC.
/s/ Paul D. Borja
By: Paul D. Borja
Its: Executive Vice President and Chief Financial Officer

cc: Mr. Michael Volley, Staff Accountant

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page A-1	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 1.
[***]

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page A-2	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX A — Continued
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 1.
[***]

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page B-1	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX B
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 2.
[***]

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page C-1	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX C
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page C-2	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX C — Continued
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page C-3	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX C — Continued
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]

Mr. Paul Cline Securities and Exchange Commission January 9, 2008 Page C-4	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0103
APPENDIX C — Continued
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.
[***]